UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 26, 2026 and the announcement made on March 27, 2026 in relation to the declaration of a cash dividend in an aggregate amount of USD $180 million, payable in four equal installments in USD (of USD $45.0 million each installment), registered holders of Cemex Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of June 17, 2026, will be entitled to receive the first installment of the cash dividend (USD $45.0 million). Each CPO represents two Series A shares and one Series B share, and each ADS represents 10 CPOs.

As background, the second installment of the dividend is expected to be paid starting on September 17, 2026, the third installment of the dividend is expected to be paid starting on December 16, 2026 and the fourth installment of the dividend is expected to be paid starting on March 3, 2027.

Cemex will proceed to make payment of the first installment of the cash dividend against the delivery of coupon 159 (one hundred and fifty-nine) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Series A and Series B shares and CPO holders will receive payment of the first installment of the cash dividend in Mexican Pesos in an amount equal to approximately USD $ 0.001039 per share and approximately USD $ 0.003117 per CPO, respectively. ADS holders will receive approximately USD $ 0.031170 per ADS in the first installment of the cash dividend.

With respect to holders of Cemex’s Series A and Series B shares, as well as CPOs, the first installment of the cash dividend should be paid on June 18, 2026 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on June 16, 2026. Therefore, Cemex will announce the corresponding final dividend amounts per share, CPO, and ADS for the first installment, by no later than June 16, 2026.

With respect to ADS holders, it is expected that they will receive payment of the first installment of the dividend on or around June 29, 2026. Cemex will announce the corresponding final dividend amount per ADS for the first installment, by no later than June 16, 2026.

The last day to acquire Series A and Series B shares, CPOs and ADSs with payment rights with respect to the first installment of the dividend will be June 16, 2026, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 5, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller